SHELTON FUNDS

1401 Lawrence Street, Suite 1550

Denver, CO 80202

April 20, 2026

VIA EDGAR TRANSMISSION

Ms. Soo Im-Tang

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:

Shelton Funds (the “Trust”)

File No. 333-294753

Dear Ms. Im-Tang:

Pursuant to Rule 473 of the Securities Act of 1933, the following delaying amendment is hereby incorporated into the Trust’s Form N-14 Registration Statement filed with the Securities and Exchange Commission on March 31, 2026 (Accession No. 0001999371-26-007233):

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or require further information, do not hesitate to contact me at (303) 228-8983.

Sincerely,

/s/ Gregory T. Pusch

Gregory T. Pusch

Secretary

Shelton Funds